                                                                    EXHIBIT 20.1

                         Independent Auditors' Report



The Board of Directors
2order.com, Inc.:


We have audited the accompanying balance sheets of 2order.com, Inc. (formerly BT Squared Technologies, Inc.) as of December 31, 1999 and 1998, and the related statements of operations, stockholders' equity (deficit), and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of 2order.com, Inc. (formerly BT Squared Technologies, Inc.) as of December 31, 1999 and 1998, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.


                                       /s/ KPMG LLP

Atlanta, Georgia
March 6, 2000

                               2order.com, Inc.
                   (formerly BT Squared Technologies, Inc.)

                                Balance Sheets

                          December 31, 1999 and 1998


                        Assets                                                1999             1998
                                                                           -----------       ---------
Current assets:
   Cash and cash equivalents (includes restricted cash of
     $403,115 and $394,279 at December 31, 1999 and 1998)                  $ 1,579,420       3,465,139
   Trade accounts receivable, less allowances of $127,082
      at December 31, 1999                                                     368,556         726,690
   Due from investor                                                                --       1,200,000
   Prepaid and other current assets                                             43,223          33,355
                                                                           -----------       ---------
          Total current assets                                               1,991,199       5,425,184

Property and equipment, net                                                    304,622         462,617
                                                                           -----------       ---------
                                                                           $ 2,295,821       5,887,801
                                                                           ===========       =========

          Liabilities and Stockholders' Equity (Deficit)

Current liabilities:
   Obligations due under line of credit agreement                          $        --          84,979
   Current installments of long-term debt                                      319,167          57,624
   Current installments of capital lease obligations                            72,054          86,814
   Trade accounts payable                                                       97,075         181,935
   Accrued compensation                                                        361,045          66,261
   Other accrued liabilities                                                   147,416          96,791
   Deferred revenues                                                           228,310         328,663
   Customer deposits                                                           120,325           6,866
                                                                           -----------       ---------
          Total current liabilities                                          1,345,392         909,933

Long-term debt, excluding current installments                                  60,038          46,059
Capital lease obligations, excluding current installments                       68,437         135,750
                                                                           -----------       ---------
          Total liabilities                                                  1,473,867       1,091,742
                                                                           -----------       ---------


Redeemable preferred stock, $.01 par value. 10,000,000
  shares authorized, stated at redemption value, net
  of unaccreted discount:
    Series A Convertible Participating Preferred Stock,
      2,720,455 shares designated, issued and
      outstanding at December 31, 1999 and 1998                              4,127,106       3,813,380
    Series B Convertible Participating Preferred Stock,
      2,873,564 shares designated; 2,643,679 shares
      issued and outstanding at December 31, 1999 and 1998                   4,926,839       4,552,959

Stockholders' equity (deficit):
   Common stock, $0.01 par value. 20,000,000 shares authorized;

     3,382,500 and 3,260,000 shares
     issued and outstanding at December 31, 1999
     and 1998, respectively                                                     33,825          32,600
   Additional paid-in capital                                                       --         222,220
   Accumulated deficit                                                      (8,265,816)     (3,825,100)
                                                                           -----------       ---------
          Total stockholders' deficit                                       (8,231,991)     (3,570,280)
                                                                           -----------       ---------
                                                                           $ 2,295,821       5,887,801
                                                                           ===========       =========

              See accompanying notes to the financial statements.

                               2order.com, Inc.
                   (formerly BT Squared Technologies, Inc.)

                           Statements of Operations

                    Years ended December 31, 1999 and 1998

                                                                                        1999                  1998
                                                                                -----------------     -----------------
Revenues:
   Software                                                                     $        922,920             1,269,007
   Professional services                                                                 821,515               801,658
   Maintenance                                                                           367,317               244,011
   Royalty                                                                                61,944               342,588
                                                                               -----------------     -----------------
          Total revenues                                                               2,173,696             2,657,264

Cost of revenues                                                                       1,377,901             1,179,747
                                                                               -----------------     -----------------
          Gross profit                                                                   795,795             1,477,517

Sales and marketing expense                                                            2,019,167             1,830,608
General and administrative expense                                                       732,632               629,978
Research and development expense                                                       2,099,945             1,819,722
                                                                               -----------------     -----------------

          Loss from operations                                                        (4,055,949)           (2,802,791)

Interest expense                                                                         (25,743)              (29,582)
Other (expense) income                                                                   (14,330)               39,032
Loss on sale of equipment                                                                   (583)               (1,452)
                                                                               -----------------     -----------------
          Loss before income taxes                                                    (4,096,605)           (2,794,793)

Income taxes                                                                                  --                    --
                                                                               -----------------     -----------------
          Net loss                                                             $      (4,096,605)           (2,794,793)
                                                                               =================     =================

              See accompanying notes to the financial statements.

                               2order.com, Inc.
                   (formerly BT Squared Technologies, Inc.)

                 Statements of Stockholders' Equity (Deficit)

                    Years ended December 31, 1999 and 1998

                                                     Common stock
                                           -------------------------------     Additional
                                               Number of                        paid-in         Accumulated
                                                 shares           Amount        capital           deficit             Total
                                           ----------------    ------------    -----------    --------------    ---------------
Balance at December 31, 1997                      3,260,000    $    32,600        514,076         (1,030,307)          (483,631)
Accretion of original issue
  discount and cumulative
  annual return on
  Series A Convertible
  Participating
  Preferred Stock                                        --             --       (291,856)                --           (291,856)
Net loss                                                 --             --             --         (2,794,793)        (2,794,793)
                                           ----------------    -----------      ---------      -------------     --------------
Balance at December 31, 1998                      3,260,000         32,600        222,220         (3,825,100)        (3,570,280)

Accretion of original issue
  discount and cumulative
  annual return on Series A
  Convertible Participating
  Preferred Stock                                        --             --       (313,726)                --           (313,726)
Accretion of original issue
  discount and cumulative
  annual return on Series B
  Convertible Participating
  Preferred Stock                                        --             --        (29,769)          (344,111)          (373,880)
Exercise of employee options                         97,500            975         96,525                 --             97,500
Exercise of warrants                                 25,000            250         24,750                 --             25,000
Net loss                                                 --             --             --         (4,096,605)        (4,096,605)
                                           ----------------    -----------      ---------      -------------     --------------
Balance at December 31, 1999                      3,382,500    $    33,825             --         (8,265,816)        (8,231,991)
                                           ================    ===========      =========      =============     ==============

               See accompanying notes to the financial statements

                               2order.com, Inc.
                   (formerly BT Squared Technologies, Inc.)

                           Statements of Cash Flows

                    Years ended December 31, 1999 and 1998

                                                                                         1999                  1998
                                                                                -----------------       -----------------
Cash flows from operating activities:
  Net loss                                                                        $  (4,096,605)           (2,794,793)
  Adjustments to reconcile net loss to net cash used in
    operating activities:
      Depreciation and amortization                                                     207,871               229,754
      Stock option compensation expense                                                 213,250                    --
      Loss on disposal of equipment                                                         583                 1,452
      Changes in operating assets and liabilities:
        Trade accounts receivable                                                       358,134              (249,986)
        Prepaid and other current assets                                                 (9,868)               (5,184)
        Trade accounts payable                                                          (84,860)              105,328
        Accrued liabilities                                                             132,159                25,161
        Deferred revenues                                                              (100,353)              (32,891)
        Customer deposits                                                               113,459                (6,500)

                                                                                -----------------      -----------------

           Net cash used in operating activities                                     (3,266,230)           (2,727,659)
                                                                                -----------------      -----------------

Cash flows from investing activities - purchases of
  property and equipment                                                                (50,459)             (235,110)
                                                                                -----------------     -----------------

Cash flows from financing activities:
  Net borrowings (repayments) under line of credit agreement                            (84,979)               84,979
  Proceeds from issuance of long-term debt                                              350,000                50,000
  Principal repayments on long-term debt                                                (74,478)              (55,626)
  Principal repayments on capital lease obligations                                     (82,073)              (78,104)
  Sale of Series B Convertible Participating Preferred
    Stock, net of $47,042 in offering costs                                           1,200,000             3,352,959
  Issuance of common stock                                                              122,500                    --
                                                                                -----------------     -----------------

             Net cash provided by financing activities                                1,430,970             3,354,208
                                                                                -----------------     -----------------

             Net (decrease) increase in cash and cash equivalents                    (1,885,719)              391,439

Cash and cash equivalents at beginning of year                                        3,465,139             3,073,700
                                                                                -----------------     -----------------

Cash and cash equivalents at end of year                                        $     1,579,420             3,465,139
                                                                                =================     =================

Supplemental disclosures of cash paid during the year
    for interest                                                                $         8,543                 8,503
                                                                                =================     =================

Supplemental disclosure of noncash financing activities:
  Equipment purchased through capital lease obligations                         $            --               161,040

                                                                                 ===============       ===============

  Due from investor balance resulting from sale of Series B
    Convertible Participating Preferred Stock                                   $            --             1,200,000
                                                                                 ===============       ===============

              See accompanying notes to the financial statements.

                               2order.com, Inc.
                   (formerly BT Squared Technologies, Inc.)

                         Notes to Financial Statements

                          December 31, 1999 and 1998



(1)  Summary of Significant Accounting Policies

     (a)  Description of Business

          2order.com, Inc. (formerly BT Squared Technologies, Inc.) - (the "Company") develops and sells a category of software known as "Interactive Selling Systems" that enables the manufacturers of complex products to sell more effectively. The Company has also developed certain software products from which they receive royalties. The Company services customers throughout the United States, primarily in the manufacturing industry.

     (b)  Cash Equivalents

          Cash equivalents of $453,966 and $1,513,616 at December 31, 1999 and 1998, respectively, consist principally of investments in money market funds. For purposes of the statement of cash flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

     (c)  Due From Investor

          Due from investor at December 31, 1998 relates to a wire transfer for the purchase of Series B Convertible Participating Preferred Stock which was not received until January 1999.

     (d)  Property and Equipment

          Property and equipment are stated at cost. Property and equipment under capital leases are stated at the present value of minimum lease payments. Depreciation is calculated on the double-declining balance method over estimated useful lives ranging from two to seven years. Property and equipment held under capital leases are amortized on the double-declining balance method over the shorter of the lease term or estimated useful life of the asset.

     (e)  Revenue Recognition and Deferred Revenue

          Revenues from software sales are recorded in accordance with Statement of Position 97-2, Software Revenue Recognition, whereby revenue is recognized upon delivery of the product or upon customer acceptance in instances where there are significant post-delivery obligations prior to acceptance.

          Revenues from professional services, including software installation, training and implementation, are recognized upon performance of the related services. Revenues derived from maintenance and support contracts are recognized ratably over the terms of the related contract, usually one year. Royalty revenues are recorded on the accrual basis in accordance with the terms of the contract.

          Deferred revenues represent amounts billed to or payments received from customers for products prior to delivery or acceptance and services billed in advance of performance.

                               2order.com, Inc.
                   (formerly BT Squared Technologies, Inc.)

                         Notes to Financial Statements

                          December 31, 1999 and 1998



(1)  Summary of Significant Accounting Policies -  (Continued)

     (f)  Research and Development Costs and Software Development Costs

          Software development costs consist principally of compensation and benefits paid to the Company's employees. All software development costs incurred prior to establishing technological feasibility are expensed as research and development costs when incurred. Because the Company's products reached this stage of development almost concurrently with general release, the Company did not capitalize any software development costs during 1999 or 1998.

     (g)  Income Taxes

          Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     (h)  Stock-Based Compensation

          The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its fixed plan stock options. As such, compensation expense would generally be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. The Company has also provided pro forma disclosures as if the fair value-based method of accounting prescribed by Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS No. 123"), had been used to account for its fixed plan stock options.

          The Company also applies the provisions of SFAS No. 123 in valuing the issuance of equity instruments to nonemployees.

     (i)  Use of Estimates

          Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

                               2order.com, Inc.
                   (formerly BT Squared Technologies, Inc.)

                         Notes to Financial Statements

                          December 31, 1999 and 1998


(1)  Summary of Significant Accounting Policies -  (Continued)

     (j)  Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed
          Of

          The Company reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

     (k)  Reclassifications

          Certain amounts in the accompanying 1998 financial statements have been reclassified to conform to the presentation adopted in the 1999 financial statements.

     (l)  Comprehensive Income

          On January 1, 1998, the Company adopted SFAS No. 130, Reporting Comprehensive Income. SFAS No. 130 establishes standards for reporting and presentation of comprehensive income and its components in a full set of financial statements. The Company has no "other comprehensive income" to report for the years ended December 31, 1999 and 1998.

     (m)  Fair Value of Financial Instruments

          The carrying amounts for cash and cash equivalents, trade accounts receivable, trade accounts payable, accrued liabilities, and promissory notes approximate fair value because of the short maturity of these financial instruments. The carrying amount of the term loan payable approximates fair value because the debt bears interest at a variable rate.

                               2order.com, Inc.
                   (formerly BT Squared Technologies, Inc.)

                         Notes to Financial Statements

                          December 31, 1999 and 1998


(2)  Property and Equipment

     Property and equipment consists of the following at December 31:

                                                                        1999               1998
                                                                 ----------------    ---------------

Furniture and fixtures                                         $          204,415            204,415
Telecommunications equipment                                               93,062             93,062
Office equipment                                                           77,279             64,262
Computer equipment                                                        505,156            471,389
Purchased software                                                        109,004            109,004
                                                                 ----------------    ---------------
                                                                          988,916            942,132
Less accumulated depreciation and amortization                            684,294            479,515
                                                                 ----------------    ---------------


     Property and equipment, net                               $          304,622            462,617
                                                                 ================    ===============

(3)  Financing Agreements and Long-Term Debt

     The Company had an equipment financing agreement with a commercial bank that permitted the Company to borrow through April 30, 1997 up to $157,730 in loans for equipment purchases at interest rates of 200 basis points over the Treasury Rate corresponding to the final maturity of each loan. Loans were made as equipment was purchased and were secured by such equipment. Loans outstanding at December 31, 1998 accrue interest at rates ranging from 7.85% to 8.54% and mature three years after the date of borrowing. All balances outstanding were repaid during 1999.

     In November and December 1998, the Company issued $300,000 in 10% subordinated convertible notes pursuant to a Securities Purchase Agreement executed November 30, 1998. The notes provided bridge financing for the Company and were due the earlier of January 31, 1999 or the closing date of the next round of equity financing of preferred shares. In connection with this financing, the Company issued warrants to purchase 17,242 shares of the Company's common stock at an exercise price of $1.74 per share. On December 31, 1998, all outstanding notes were converted at a rate of $1.74 per share into Series B Convertible Participating Preferred Stock.

     In December 1999, the Company issued $300,000 in promissory notes to the preferred stockholders of the Company pursuant to a Securities Purchase Agreement executed December 27, 1999. The notes provided bridge financing for the Company and were due the earlier of December 29, 2000 or the date of sale of all or substantially all of the business of the Company. These notes accrue interest at 10% per annum. The outstanding balance on these notes was repaid in January 2000.

                               2order.com, Inc.
                   (formerly BT Squared Technologies, Inc.)

                         Notes to Financial Statements

                          December 31, 1999 and 1998


(3)  Financing Agreements and Long-Term Debt - (Continued)


     On May 18, 1998, the Company entered into a line of credit agreement with a financial institution which permitted the Company to borrow up to $300,000 for working capital needs through December 31, 1998 at an interest rate equal to the 30-day commercial paper rate plus 2.6%. On July 29, 1998, $50,000 in borrowings were converted into a term loan as disclosed below, thereby reducing the available borrowings under the line of credit to $250,000.

     On March 5, 1999, an additional $50,000 in borrowings were converted into a term loan as discussed below, and the maturity date for the remaining $200,000 in available borrowings under the line of credit agreement was extended to December 31, 1999.

     The line of credit is secured by $403,115 of cash on deposit with the financial institution as of December 31, 1999, and substantially all other assets of the Company. There were no borrowings outstanding under the line of credit as of December 31, 1999.

     Long-term debt at December 31, 1999 and 1998 consists of:

                                                                                  1999              1998
                                                                           ---------------    --------------

Term loan payable in 60 monthly installments of $833
 plus interest at the 30-day commercial paper rate
 plus 2.6%, through September 1, 2003                                    $          37,500            46,667
Term loan payable in 60 monthly installments of $833
 plus interest at the 30-day commercial paper rate
 plus 2.6%, through March 1, 2004                                                   41,705                --
Promissory notes under bridge financing agreement,
 as described above                                                                300,000                --
Loans under equipment financing agreement, as
 described above                                                                        --            57,016
                                                                           ---------------    --------------
    Total long-term debt                                                           379,205           103,683

Less current installments of long-term debt                                       (319,167)          (57,624)
                                                                           ---------------    --------------

   Long-term debt, excluding
       current installments                                              $          60,038            46,059
                                                                           ===============    ==============

                               2order.com, Inc.
                   (formerly BT Squared Technologies, Inc.)

                         Notes to Financial Statements

                          December 31, 1999 and 1998


(3)  Financing Agreements and Long-Term Debt - (Continued)

     Principal Payments

     At December 31, 1999, future long-term debt payments are as follows:

                                                       Amount
                                                  ---------------

2000                                            $         319,167
2001                                                       19,992
2002                                                       19,992
2003                                                       16,713
2004                                                        3,341
                                                  ---------------

    Total                                       $         379,205
                                                  ===============

(4)  Income Taxes

     The Company has not recorded any income tax expense during the years ended December 31, 1999 and 1998 because of operating losses. As a result, the effective income tax rate is different from amounts computed by applying the statutory U.S. Federal income tax rate of 34% to loss before provision for income taxes because of the Company's provision for a valuation allowance on substantially all deferred income tax assets.

     Income tax expense (benefit) for the years ended December 31, 1999 and 1998 differed from the amounts computed by applying the statutory U.S. Federal income tax rate of 34% to loss before provision for income taxes as a result of the following:

                                                                                                 1999                 1998
                                                                                         -----------------     ---------------

Computed expected income tax benefit                                                   $        (1,392,846)           (950,230)
(Increase) decrease in income tax benefit resulting from:
 State income tax benefit, net of Federal income
  tax effect                                                                                       (47,969)            (67,924)
 Increase in valuation allowance                                                                 1,436,041           1,037,181
 Other, net                                                                                          4,774             (19,027)
                                                                                         -----------------     ---------------

      Total income tax expense (benefit)                                               $                --                  --
                                                                                         =================     ===============

                               2order.com, Inc.
                   (formerly BT Squared Technologies, Inc.)

                         Notes to Financial Statements

                          December 31, 1999 and 1998


(4)  Income Taxes - (Continued)

     The income tax effects of temporary differences that give rise to the Company's deferred income tax assets and liabilities are as follows:

                                                                                                     December 31,
                                                                                            ---------------------------
                                                                                                 1999           1998
                                                                                            ------------    -----------

Deferred income tax assets:

 Current - conversion to hybrid cash basis for
   income tax reporting                                                                    $      74,818             --
 Noncurrent:
   Net operating loss carryforwards                                                            2,466,407      1,201,100
   Research and experimentation credit carryforwards                                              11,642         97,037
   Other                                                                                         148,067         12,426
                                                                                            -------------   ------------
      Total gross deferred income tax assets                                                   2,700,934      1,310,563

Valuation allowance                                                                           (2,700,744)    (1,264,703)
                                                                                            -------------   ------------
      Deferred income tax assets, net of valuation
       allowance                                                                                     190         45,860

Deferred income tax liabilities:
 Current - conversion to hybrid cash basis for
   income tax reporting                                                                               --        (45,860)
 Noncurrent - property and equipment due to
   differences in depreciation                                                                      (190)            --
                                                                                            -------------   ------------

      Net deferred income tax asset                                                        $          --             --
                                                                                            =============   ============

     In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

     At December 31, 1999, the Company had net operating loss and research and experimentation credit carryforwards for Federal income tax purposes of approximately $6,532,000 and $11,600, respectively, which are available to offset future federal taxable income, if any, through the year 2019.

                               2order.com, Inc.
                   (formerly BT Squared Technologies, Inc.)

                         Notes to Financial Statements

                          December 31, 1999 and 1998


(5)  Employee Benefit Plan

     The Company sponsors the 2order.com, Inc. (formerly BT Squared Technologies, Inc.) 401(k) Plan (the "Plan") for all employees who are at least 21 years of age and have been employed for at least three months. The Plan allows participants to contribute by salary reduction up to 15% of eligible compensation, subject to Internal Revenue Service limitations. The Plan also provides for discretionary employer matching contributions, of which none were made during the years ended December 31, 1999 or 1998.


(6)  Stockholders' Equity

     (a)  Amendments to the Articles of Incorporation

          Effective December 31, 1998, the Company's Board of Directors amended and restated the Articles of Incorporation to authorize 20,000,000 shares of $.01 par value common stock, and 10,000,000 shares of $.01 par value preferred stock. Of the total authorized shares of preferred stock, 2,720,455 shares were designated as Series A Convertible Participating Preferred Stock ("Series A") and 2,873,564 shares were designated as Series B Convertible Participating Preferred Stock ("Series B"). All common stock, stock options, and warrants have been presented to reflect these amendments as if they had occurred prior to December 31, 1997.

     (b)  Stock Option Plan

          The Company sponsors the 2order.com, Inc. (formerly BT Squared Technologies, Inc.) 1996 Stock Option Plan (the "1996 Plan") which provides for the grant of stock options for up to 1,245,000 shares of common stock. The 1996 Plan remains in effect until the earlier of December 31, 2005 or the date on which all reserved shares have been issued or are no longer available for use under the Plan.

          Options granted under the 1996 Plan may be incentive stock options, which qualify for certain tax benefits, or nonqualified stock options. Incentive stock options must be granted at not less than the fair market value of the stock on the date granted (110% of the fair market value if granted to a 10% stockholder) and nonqualified stock options must be granted at the greater of $0.01 or the minimum price required by applicable state law or the Company's governing instrument. Option vesting terms are established by the Board of Directors at the time of grant and presently range up to five years. All options expire ten years from the date of grant (five years if granted to a 10% stockholder). There were 270,500 options available for grant at December 31, 1999 under the 1996 Plan. Additionally, options (not issued under the 1996 Plan) to purchase 75,000 shares of the Company's common stock were exercised during 1999.

                               2order.com, Inc.
                   (formerly BT Squared Technologies, Inc.)

                         Notes to Financial Statements

                          December 31, 1999 and 1998


(6)  Stockholders' Equity - (Continued)

          The following summarizes stock option activity for the years ended December 31, 1999 and 1998:

                                                             1999                                         1998
                                          -----------------------------------------    ----------------------------------------
                                                                     Weighted-                                   Weighted-
                                              Number of               average             Number of               average
                                               shares              exercise price          shares              exercise price
                                          -----------------      ------------------    ---------------      -------------------

    Outstanding at beginning
     of year                                   781,500                    0.86             724,450         $            .84
    Granted                                    324,500                    1.00             243,250                     1.00
    Exercised                                  (97,500)                   1.00                  --                       --
    Canceled or expired                       (134,000)                   1.00            (186,200)                     .96
                                          -----------------      ------------------    ---------------      -------------------

    Outstanding at end of year                 874,500                    0.88             781,500         $            .86
                                          =================      ==================    ===============      ===================

          The following summarizes information about stock options outstanding at December 31, 1999:

                                Options outstanding                                                 Options exercisable
     ------------------------------------------------------------------------------        -------------------------------------
                                                                      Weighted-
                                                  Weighted-            average                                     Weighted-
          Range of                                average             remaining                                    average
          exercise            Number              exercise           contractual               Number              exercise
           prices           outstanding            price                life                 exercisable             price
     ----------------    ---------------    ------------------   ------------------        ---------------    ------------------

    $     .14 - .20            130,250                .17             4.4 years                  126,810     $          .17
               1.00            744,250               1.00             8.5 years                  356,792               1.00
     ----------------    ---------------    ------------------   ------------------        ---------------    ------------------

    $    .14 - 1.00            874,500                .88             8.5 years                  483,602     $          .88
     ================    ===============    ==================   ==================        ===============    ==================

          The Company applies the provisions of APB No. 25 in accounting for its fixed plan stock options and, accordingly, no compensation cost has been recognized in the financial statements for its stock options granted with exercise prices at fair market value. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net loss would have been increased to the pro forma amounts indicated below:

                                                       1999           1998
                                                 -------------   ------------

       Net loss      As reported                 $  (4,096,605)    (2,794,793)
                     Pro forma                      (4,137,051)    (2,843,349)

          The per share weighted-average fair value of all stock options granted during the years ended December 31, 1999 and 1998 was $.24 on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for 1999 and 1998: expected

                               2order.com, Inc.
                   (formerly BT Squared Technologies, Inc.)

                         Notes to Financial Statements

                          December 31, 1999 and 1998


(6)  Stockholders' Equity - (Continued)

          dividend yield -0-%, volatility -0-%, risk-free interest rate of 5.5%, and an expected life of five years.

     (c)  Warrants

          During the year ended December 31, 1996, the Company made two warrant grants to individuals: one to purchase 15,000 shares of $.01 par value common stock at an exercise price of $.20 per share through May 13, 2006 (as discussed in note 7); and one to purchase 25,000 shares of common stock at an exercise price of $1.00 per share through December 31, 2001.

          During the year ended December 31, 1997, the Company issued to a financial institution warrants to purchase 37,500 shares of $.01 par value common stock through September 30, 2007 at an exercise price of $2.50 per share, subject to certain exercise price adjustments as defined in the warrant agreement. The Company also issued option dilution warrants to the Series A stockholders which entitle them to purchase common stock at a reduced exercise price in situations where specified levels of dilution have been exceeded, as defined in the warrant agreement.

          During the year ended December 31, 1998, the Company issued warrants to purchase 17,242 shares of $.01 par value common stock at an exercise price of $1.74. The warrants were issued pursuant to the terms of the Securities Purchase Agreement dated November 30, 1998 and expire three years from the date of issue.

          As of December 31, 1999, 25,000 warrants had been exercised.

     (d)  Sales of Convertible Participating Preferred Stock

          On September 30, 1997, the Company executed a Securities Purchase Agreement to sell 2,720,455 shares of Series A for $1.286 per share, resulting in net proceeds to the Company of $3,449,960. On December 31, 1998, the Company executed a Securities Purchase Agreement to sell 2,643,679 shares of Series B for $1.74 per share, resulting in net proceeds to the Company of $4,552,959.

          The Company is recording accretion on Series A and B equal to the difference between the net proceeds received and the redemption amount using the effective interest method from the original issuance date through the final redemption date of January 1, 2007.

          The holders of Series A and B shares are entitled to, among other substantial rights as defined in the amended and restated Articles of Incorporation, the Securities Purchase Agreements and other related documents: (1) voting rights equivalent to the voting rights they would hold as if their holdings were converted to common stock; (2) the right to name three members of the Company's Board of Directors;
          (3) preferred dividends and distributions; (4) liquidation

                               2order.com, Inc.
                   (formerly BT Squared Technologies, Inc.)

                         Notes to Financial Statements

                          December 31, 1999 and 1998


(6)  Stockholders' Equity - (Continued)

          preferences, and preemptive registration and piggyback rights; (5) the option to convert to common stock at any time (initial conversion ratio of one-to-one subject to adjustment); (6) automatic conversion upon the vote of 51% of outstanding Series A and B stockholders or upon the effective date of a qualified initial public offering; (7) certain anti-dilution provisions, including, but not limited to, contingent nominal warrant issuances if certain events take place; (8) certain covenants requiring Series A and B stockholder authorization of transactions; (9) certain participation rights and (10) a mandatory redemption provision whereby the Series A and B stockholders may give notice and cause the Company to redeem their shares at the original cost plus an 8% cumulative annual return plus any declared and unpaid dividends in eight consecutive quarterly installments commencing with the quarter ending January 1, 2005 and ending in the quarter ending January 1, 2007.

     (e)  Shareholders' Agreement

          All owners of the Company's preferred stock and all significant owners, as defined, of the Company's common stock are parties to the Company's shareholders' agreement. This agreement provides, among other specific rights and restrictions, for a right of first refusal to the Company and then to the preferred shareholders, to purchase any selling shareholders' shares at a price equal to that agreed by a third party.


(7)  Related Party Transactions

     In accordance with the terms of a revolving loan and warrant purchase agreement executed in 1996 and terminated in 1997, a warrant was issued to a relative of the President to purchase 15,000 shares of $.01 par value common stock of the Company at an exercise price of $.20 per share through May 13, 2006. This warrant remains outstanding and exercisable as of December 31, 1999.


(8)  Major Customers

     For the year ended December 31, 1999, two customers accounted for approximately 32% of total revenues. For the year ended December 31, 1998, three customers accounted for approximately 55% of total revenues.

     Total accounts receivable from these major customers were $110,635 and $501,897 at December 31, 1999 and 1998, respectively.

                               2order.com, Inc.
                   (formerly BT Squared Technologies, Inc.)

                         Notes to Financial Statements

                          December 31, 1999 and 1998


(9)  Commitments

     The Company is obligated under operating and capital leases for certain property and equipment. At December 31, 1999 and 1998, the gross amount of property and equipment and related accumulated amortization recorded under capital leases is summarized as follows:

                                                 1999               1998
                                           --------------     --------------

    Furniture and fixtures                $        165,527            165,527
    Telecommunications equipment                    67,777             67,777
    Computer equipment                              81,483             81,483
                                            --------------     --------------
                                                   314,787            314,787
    Less accumulated amortization                 (185,028)          (116,856)
                                            --------------     --------------

                                          $        129,759            197,931
                                            ==============     ==============

     The Company also leases office space and equipment under noncancelable operating leases which expire over the next three years. Total rental expense under operating lease agreements was approximately $321,000 and $237,000 for the years ended December 31, 1999 and 1998, respectively.

     Future minimum lease payments under noncancelable operating and capital leases as of December 31, 1999 are as follows:

                                                                                          Operating
                                                                  Capital leases           leases
                                                               ------------------     ---------------

Year ending December 31:
   2000                                                      $             81,555             327,498
   2001                                                                    40,466              19,285
   2002                                                                    24,704               3,767
   2003                                                                     6,483                  --
                                                               ------------------     ---------------

     Total future minimum lease payments                                  153,208   $         350,550
                                                                                      ===============

Less amounts representing interest at rates
 ranging from 7.8% to 8.5%                                                (12,717)
                                                               ------------------

Present value of future minimum capital
 lease payments                                                           140,491

Less current portion of capital lease obligations                         (72,054)
                                                               ------------------

Capital lease obligations, less current portion              $             68,437
                                                               ==================

                               2order.com, Inc.
                   (formerly BT Squared Technologies, Inc.)

                         Notes to Financial Statements

                          December 31, 1999 and 1998


(10) Subsequent Event

     On January 21, 2000, Primus Knowledge Solutions, Inc. ("Primus") acquired the Company. The acquisition is to qualify as a tax-free exchange and be accounted for under the pooling-of-interests method of accounting for business combinations. Pursuant to the Agreement and Plan of Merger, Primus issued shares of its common stock, with a total value of approximately $90 million, in exchange for all the outstanding stock of the Company.